United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Robert Bartelmes
Senior Financial Analyst

October 15, 2008

Re:          Central European Media Enterprises Ltd.
Form 10-K for the year ended December 31, 2007
and Document Incorporated by Reference
Filed February 28, 2008-10-06 File No. 0-24796

Dear Mr. Bartelmes:

We have received your letter of September 17, 2008, regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME Ltd.”, “we” or the “Company”).

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, we have repeated the staff comments in italicized type and followed the comments with our response.

Form 10-K for the year ended December 31, 2007

Cover Page

1.
In connection with sending this letter, we called the number listed on the cover page of your Form 10-K, which is disclosed as the telephone number of your principal executive offices. However, it appears that the address of the company’s principal executive offices is actually in London, England. In future filings, please revise your contact information as appropriate, or tell us in your response letter how the Bermuda location is the address of your principal executive offices.

Response:

CME Ltd., the ultimate holding company of the group, is a Bermuda company.  The principal revenue-generating operations of the group are located in seven Central and Eastern European countries; in addition, we maintain offices or presences in a number of other jurisdictions, including Cyprus, England, Luxembourg and the Netherlands.  Activities in London, England are performed by employees of CME Development Corporation, a wholly owned subsidiary of CME Ltd., and are primarily accounting and certain administrative functions.  We do not, however, regard London as the principal executive offices of CME Ltd. Under our holding company structure, executive functions are carried out at a variety of locations. For example, Michael Garin, our Chief Executive Officer, works mainly out of New York as well as our Central or Eastern European locations and the Netherlands. Mr. Garin spends less than 20% of his time in London. Adrian Sarbu, our Chief Operating Officer, is based in Bucharest, Romania and Prague, the Czech Republic. Wallace Macmillan, our Chief Financial Officer, is based in London.  Furthermore, functions carried out by an executive in a particular location are often done in his capacity as an employee of one of CME Ltd.’s subsidiaries rather than CME Ltd.  Accordingly, we do not believe that designating any of those locations as the principal executive offices of CME Ltd. is appropriate.  We consider the registered address of CME Ltd. in Bermuda to be the most appropriate designation for its principal executive offices.

2.
Please note that the Nasdaq Stock Market converted from a national securities association to a registered national securities exchange in August 2006. As a result of this conversion, all Nasdaq companies became Section 12(b) registrants instead of 12(g) registrants. Therefore, in future filings, please revise your cover page to indicate that your class A common stock is registered pursuant to Section 12(b) instead of 12(g), or tell us why this revision is unnecessary.

Response:

We will revise our cover page in future filings.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 10

3.
Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose within this section in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that three of your named executive officers received stock option awards in 2007, and that all of your named executive officer received annual cash bonuses in 2007. However, you do not provide disclosure analyzing the reason why these amounts were chosen by the committee. We believe it is appropriate to provide a more thorough analysis of how and why the committee arrived at the decision to award stock options and bonuses in these amounts. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisons/corpfin/cfguidance.shtml#ecd

Response:

We will endeavor to provide a more thorough analysis of each compensation element in our Compensation Discussion and Analysis in future filings.  We have detailed the provisions related to bonuses that may be earned by named executive officers under their employment agreements in our Compensation Discussion and Analysis.

4.
In your discussion of annual incentive plans beginning on page 10, you state that bonuses to your named executive officers are based on the achievement of a combination of financial and strategic goals (e.g., EBITDA and other financial performance criteria). In future filings, please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The principal quantitative component of bonuses for our named executive officers has been based on an EBITDA target.  However, the EBITDA numbers used for purposes of setting bonus targets are based on the local currency results of our subsidiaries translated at exchange rates adopted during our annual budget process, which occurs during the fourth quarter of each year prior to the year in which such bonus may be earned.  Moreover, the determination as to whether a named executive officer has achieved a target is done using these same exchange rates in order to exclude the impact of exchange rate movements on the achievement of internal performance targets.  The EBITDA numbers reported in our quarterly and annual reports as well as in yearly guidance that we provide to investors are calculated using weighted average exchange rates applicable to the relevant reporting period.  As our revenues are earned and expenses are incurred in a number of currencies, significant volatility in exchange rates can result in the internal performance calculations varying significantly from our reported results.  This would have been particularly evident during 2006 and 2007, when significant devaluation of the U.S. dollar against the Euro and the other currencies in our markets significantly increased the growth in the results of our subsidiary operations when expressed in U.S. dollars.

Accordingly, we considered the disclosure of such internal EBITDA targets and EBITDA results using budgeted exchange rates, which are calculated for purposes of measuring achievement of those targets, would create confusion among investors to the extent that our named executive officers are being incentivized on the basis of targets that may not correspond with our guidance or rewarded for achieving results that do not correspond with our reported results.  We have therefore elected where appropriate to disclose in percentage terms the extent to which such performance targets have been achieved.  However, in future filings we will provide these targets with appropriate narrative in order to distinguish them from our actual results and guidance.

Compensation Committee Report, page 13

5.
In future filings, revise your Compensation Committee Report to also state whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in your annual report on Form 10-K.

Response:

In future filings we will revise our Compensation Committee Report to reflect whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K.

Summary Compensation Table, page 14

6.
In your response letter, please provide analysis as to why you report your incentive plan awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in a separately titled Non-Equity Incentive Plan Compensation column. Further, please provide your analysis as to why the estimated future payouts with respect to the annual incentive awards granted in the prior year are not reported in your Grants of Plan-Based Awards table on page 17. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated July 3, 2008), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

We have elected to report amounts awarded to executives under our incentive plans in the bonus column of our Summary Compensation Table rather than in the non-equity incentive plan compensation column because these payments have been defined as “bonuses” in the employment agreements of our named executive officers and these awards are almost exclusively based on the achievement of targets in a single year, without any multi-year targets or related estimated future payouts.  In classifying these payments, we also took into consideration the fact that the aggregate amount of the awards would be fully disclosed in the Summary Compensation Table irrespective of the specific classification. We believe that the numerical disclosure together with the narrative provided for a sufficiently comprehensive explanation of the basis of this type of compensation. However, in future filings we will report these types of awards as non-equity incentive plan awards.

We have not reported any estimated future payouts for non-equity plan incentive compensation because there were no future payouts for any of the named executive officers. In future filings we will clarify when no such future payouts exist.

Potential Payments Upon Termination Or Change Of Control, page 20

7.
In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum total payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including accelerated vesting of outstanding stock options. See item 402(j)(2) of Regulation S-K and Question 126.02 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

We have considered presenting termination payment or payments on a change of control payable to named executive officers in tabular format. However, we do not believe that a tabular format would convey with sufficient accuracy amounts to which named executive officers would be entitled.  The principal difficulty is that our named executive officers have been working under employment contracts that are governed by laws of several jurisdictions: New York, England, the Czech Republic and Romania.  In order to accommodate the disclosure requirements of Item 402(j)(2) of Regulation S-K, it is necessary to adapt principles that would be applicable in the relevant European jurisdiction to concepts or terminology that would be applicable under U.S. employment law.

For example, none of our named executive officers has any contractual entitlement to a severance payment as such on termination. Entitlements to payments on termination are more likely to arise by operation of local employment law and practice.   Accordingly, for purposes of disclosure, we have elected to treat a potential payment under a notice provision as an equivalent to a termination payment. However, to give one example, an employee with a notice provision under an English law employment contract who voluntarily gives notice of termination does not have any particular entitlement to a payment on delivery of his or her notice.  Such an employee may be required by the employer to serve the entire notice period (which for named executive officers is anywhere from three to six months). Or the employer may elect to accelerate the termination date such that the employee may receive salary payment in a lump sum for the unworked period of the notice.  While it would be possible to indicate in a table a maximum amount payable on voluntary termination (using the example above) accompanied by footnote disclosure of the basis for that number, we believe that it would not allow us to consolidate any narrative but would rather make for an extremely dense table as we would need to explain the basis on which the particular amount has been determined for the various potential payments under the laws of several jurisdictions. Moreover, we believe that a tabular format may be potentially misleading about actual entitlements when those may be subject to the interpretation of specific contractual provisions. As a result, we continue to believe that a narrative disclosure provides a more comprehensible presentation of actual entitlements. We will consider formatting changes, such as bullet points, that may make these narratives more accessible.

In future filings, we will quantify the value of any accelerated vesting of outstanding stock options with the other benefits being quantified pursuant to Item 402(j)(2) of Regulation S-K.

*****

We are available to discuss any of the foregoing at your convenience. Please do not hesitate to contact the undersigned at 011 44 20 7430 5430 with any additional comments.

Yours sincerely,

/s/ Wallace Macmillan
Wallace Macmillan
Chief Financial Officer

cc:           Jay Knight, U.S. Securities and Exchange Commission
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, Central European Media Enterprises Ltd.
Graham Richardson, Deloitte & Touche LLP